ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Christina Chalk—Senior Special Counsel

Re:	CIRCOR International, Inc.
Schedule 14D-9/A filed July 8, 2019
SEC File No. 5-57061
SEC Comment Letter dated July 10, 2019

Ladies and Gentleman:

On behalf of CIRCOR International, Inc. (the “Company”), we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 4 to the Company’s above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).

Amendment No. 4 to the Schedule 14D-9 reflects the Company’s response to the comment received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated July 10, 2019 (the “Comment Letter”) and certain other updated information.

The Staff’s comment as reflected in the Comment Letter is reproduced in italics in this letter, and the corresponding response of the Company is shown below the comment.

Schedule 14D-9/A filed July 8, 2019 – Item 5.  Persons/Assets to be Retained, Employed, Compensated or Used

1.                                    See comment 3 in our last comment letter dated July 1, 2019. We continue to have concerns about the adequacy of the revised disclosure provided in this section in response to that comment and pursuant to Item 1009(a) of Regulation M-A and Item 5 of Schedule 14D-9. As discussed in the guidance available on our Web site at www.sec.gov under “Tender Offers and Schedules,” Section 14(d) and Regulation 14D, Q&A 159.02 and as requested in our prior comment, the description of the financial advisors’ compensation arrangements should

Securities and Exchange Commission

Division of Corporation Finance

July 11, 2019

include “sufficiently-detailed narrative disclosure to allow security holders to identify the fees that will provide the primary financial incentive for the financial advisor[s].” As previously requested, your expanded disclosure should further provide additional details about the “potential transaction fee in the event of a sale” that Evercore and J.P. Morgan may receive, including how such a fee would be calculated and when it would be triggered.  Your expanded discussion of the sale transaction fee should note whether such a fee could be earned in connection with a sale to Crane Co.

Response to Comment 1:

In response to the Staff’s comment, the Company has amended and restated the first and second full paragraphs in the section titled “Item 5.  Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9.  The Company respectfully advises the Staff that any fees payable to each of J.P. Morgan and Evercore in the event of a potential sale transaction have not been negotiated at this time.  The Company intends to negotiate customary fee provisions with each of J.P. Morgan and Evercore based on fees paid to financial advisors in similar transactions, if such advisor agrees to act as a financial advisor in the event of an applicable sale transaction.

*   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 235-4824 or Paul M. Kinsella of our offices at (617) 951-7921.

Very truly yours,

/s/ Tara M. Fisher

Tara M. Fisher

cc:	Scott A. Buckhout (CIRCOR International, Inc.)
Paul M. Kinsella (Ropes & Gray LLP)